Exhibit 99.1



Constellation Brands Evolves Spirits Portfolio

- **Signs agreement with Heaven Hill Brands to divest Black Velvet Canadian Whisky**
- **Decision aligns with wine and spirits business transformation strategy**

VICTOR, N.Y., Aug. 12, 2019 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has signed an agreement with Heaven Hill Brands to divest Black Velvet Canadian Whisky and the brand's associated production facility in Lethbridge, Alberta, Canada, along with a subset of Canadian whisky brands produced at that facility. The company expects to receive cash proceeds of approximately $266 million USD, subject to closing adjustments. This transaction is subject to regulatory approvals and is expected to close in the second half of calendar 2019.

"We are relentlessly focused on the consumer and building a portfolio of brands consumers love today, while pushing beyond to meet their evolving needs well into the future," said Bill Newlands, Constellation Brands president and chief executive officer. "This decision aligns with our consumer-led premiumization strategy to deliver accelerated growth and shareholder value as we continue to focus our wine and spirits portfolio on higher-end, fast-growing brands. For Heaven Hill, Black Velvet is a historic, well-known, and high-volume brand that complements their broad distilled spirits portfolio and aligns with their business strategy."

Constellation's powerhouse portfolio of spirits brands include SVEDKA Vodka, the #1 imported vodka in the U.S.; High West Whiskey, Casa Noble Tequila, Mi CAMPO Tequila, and Nelson's Green Brier. Constellation's ventures capital group has made minority investments in higher-end, distinctive spirits brands such as Austin Cocktails, Bardstown Bourbon Company, El Silencio, The Real McCoy, and its most recent investment in Montanya Distillers.

The net sales for the brands included in the transaction totaled $67 million USD during Constellation's fiscal year 2019, and the purchase price represents a multiple of gross profit after marketing in the range of eight to nine times.

About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as the Corona and Modelo brand families and Pacifico. Its high-quality, wine and spirits brands include the Robert Mondavi and The Prisoner Wine Company brand families, Kim Crawford, Ruffino, Meiomi and SVEDKA Vodka. The company's portfolio also includes a collection of highly-rated wine brands such as SIMI and Mount Veeder Winery, spirits brands High West Whiskey and Casa Noble Tequila, as well as new wine innovations such as Cooper & Thief and Spoken Barrel.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Since its founding in 1945, Constellation's ability to see, meet and stay ahead of shifting consumer preferences and trends across total beverage alcohol has fueled our success and made us the No. 1 growth contributor in beverage alcohol in the U.S.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

Forward-Looking Statements

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Those statements may relate to Constellation Brands' business strategy, future operations, prospects, plans and objectives of management, and expected cash proceeds, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur or will occur on the timetable contemplated hereby. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The transaction with Heaven Hill Brands is subject to the satisfaction of certain closing conditions, including receipt of regulatory approvals. There can be no assurance the transaction between Constellation Brands and Heaven Hill Brands will occur or will occur on the contemplated terms or timetable.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including completion of the announced transaction; the accuracy of all projections; and other factors and uncertainties disclosed from time-to-time in Constellation Brands, Inc.'s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended Feb. 28, 2019 and its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

MEDIA CONTACTS

Mike McGrew 773-251-4934 | michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 | amy.martin@cbrands.com
Alex Wagner 415-912-3788 | alex.wagner@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 | patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 | bob.czudak@cbrands.com
Tom Conaway 585-678-7503 | thomas.conaway@cbrands.com